RICHARDSON & PATEL LLP
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                                  June 15, 2005



VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn.:   Patrick Enunwaonye
         Gary Todd

         RE:      CHINA ENERGY SAVINGS TECHNOLOGY, INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004 FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2004
                  FILE NO. 000-31047

Messrs. Enunwaonye and Todd:

     On behalf of China Energy Savings Technology, Inc. (the "Company"), we enclose our proposed Amendment No. 2 to Form-10KSB for the fiscal year ended September 30, 2004 and Amendment No. 2 to Form 10-QSB for the quarter ended December 31, 2004 (collectively, the "Amended Reports"). The Amended Reports contain revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated April 19, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Two marked copies of the Amended Reports are being provided with a copy of this letter for the convenience of the Staff.

FORM 10-KSB FOR THE FISCAL YEAR SEPTEMBER 30, 2004

1. We see that your revenues for the twelve months ended December 31, 2003 exceeded $25 million. We generally consider the consummation of a reverse merger to be an in-substance initial registration of the private operating company. Since revenues exceeded $25 million in your most recently completed fiscal year you would not have been eligible for Small Business

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     status in any actual initial registration. Accordingly, it appears that you were not Small Business eligible upon consummation of the merger. Either revise to file on Form 10-K and to provide any additional disclosures required by Regulation S-X; or if you believe you are appropriately a small business filer, support your position in a supplemental analysis. We may have further comment upon review of that response.

     RESPONSE:

     While the Company determined that the presentation of consolidated financial statements would be more meaningful to the readers instead of presenting single line items under the equity method of accounting due to the fact that the shareholders of the Company exercise significant control over Starway Management Limited (see, response to comment 3), the Company was able to acquire only 50% of the equity interest of Starway Management Limited as of June 30, 2004 and another 15% as of November 17, 2004. As such, the Company had a legal claim to only $15,528,939 (50% of $31,057,877) as of June 30, 2004 and only $20,187,620 (65% of $31,057,877)
     as of November 17, 2004. Thus, the Company had less than $25,000,000 in revenues and was a small business issuer at the time it completed these two acquisitions.

     In addition, while the Company notes that you stated that "we generally consider the consummation of a reverse merger to be an in-substance initial registration," we have failed to find any authorities supporting this proposition for purposes of determining the appropriate use of Regulation S-B. If there are statutes, regulations, telephone interpretations, case or other published authorities supporting such proposition, please point it out to us for our review. Absent such authority, Section a.2 of Item 10 of Regulation S-B clearly provides rules for entering and exiting the Small Business Disclosure System. The Company plans to fully abide by such regulations in determining whether it is required to make disclosures under Regulation S-X and will take your comment into consideration in making future filings.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PAGES 16-22

CRITICAL ACCOUNTING POLICIES - PAGE 16

2. Critical accounting policy disclosure should provide insight about complex judgments, estimates and uncertainties that underlie your key accounting policies. That information should generally expand upon and not merely repeat your basic accounting policies. The revenue recognition discussion does not achieve the objective of the disclosure since it is essentially a

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     factual  statement of the basic policy.  Please  revise to make  disclosure about complex estimates, judgments and uncertainties associated with your revenue practices and about the susceptibility of those estimates and judgments to change. Refer to FR-60 and Exchange Act release 34-48960 for future guidance.

     RESPONSE:

     In response to your comment, the Company has revised its Form 10KSB to include discussions about complex judgments, estimates and uncertainties that underlie key accounting policies. Specifically, the discussion is regarding the manner in which the Company recognizes revenue, carries its notes receivables and the basis of presentation of financial statements with respect to its ownership of Starway.

3. It is unusual to consolidate a 50% owned entity. Make detailed and specific disclosure about the facts and circumstances leading you to conclude that such presentation is appropriate. That disclosure should identify and describe the aspects of the underlying agreements and the accounting literature on which you based the accounting. The disclosure presented in
     Note 1 under "Basis of Presentation" is not sufficient for this purpose. This matter would appear to meet the criteria for critical accounting policy disclosure.

     RESPONSE:

     The Company has issued consolidated financial statements even though it only owns 50% of Starway. The Company exercises significant control over Starway because of the following:

     New Solomon Consultants Limited owns a majority of the shares in the Company. The shareholders of New Solomon Consultants Limited are also the shareholders of Eurofaith Holdings, Inc., which at September 30, 2004 owned 15% of Starway. The director of Eurofaith at September 30, 2004 is also a director and corporate secretary of the Company. In November 2004, the Company acquired the remaining 15% from Eurofaith Holdings, Inc. for
     3,346,100 shares of the Company which were issued to New Solomon Consultants Limited. The Company has obtained voting control over Starway through New Solomon Consultants Limited.

     Based upon the above facts, the Company determined that the presentation of consolidated financial statements would be more meaningful to the readers instead of presenting a single line item under the equity method of accounting.

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LIQUIDITY AND CAPITAL RESOURCES

4. We see the significance of accounts and note receivable to your assets. With respect to note receivable, make more specific disclosure about how recorded amounts are measured. For both accounts and notes receivable, expand to present reasonably detailed disclosure about how you evaluate receivables for potential bad debts. Also, make specific disclosure about why there is apparently no reserve for long-term receivables. To the extent you rely on collateral in securing long-term receivables, disclose how you determine the fair value of such collateral.

     RESPONSE:

     The Company's notes receivable represent amounts due on energy savings sharing contracts and are stated at the present value of the discounted sales price.

     The breach of any terms stated in the contract by the customer can lead to the return of the energy savings equipment to the Company. The Company will write off the deficiency of the total receipts over the notes receivable outstanding as bad debts in the income statement and increase its closing inventories after the return of the equipment or the collateral.

     Accounts and notes receivable are analyzed for potential bad debts on an annual basis. The Company requires each new customer to go through credit review in order for it to approve the extension of credit. Once the sale is made the Company performs reviews on a monthly basis to ensure that the customer is adhering to the terms of the payment schedule. If the customer does not adhere to the payment schedule, then the Company follows up with the customer as to collection of the payments. At the end of each year management reviews the individual accounts and notes receivable for status of collections and payment terms, payment history and order status, customer's financial condition if available to determine if such account receivable are considered uncollectible. Generally all amounts over one year old are reserved for or written off as bad debts.

     The fair value of the energy savings equipment secured under the energy savings sharing contract is determined by comparing the market price of the equipment at the date of repossession.

     The Company has added the above disclosure to the Liquidity and Capital Resources section of the Form 10KSB.

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ITEM 8A. CONTROLS AND PROCEDURES - PAGE 24

5. We see that management evaluated disclosure controls and procedures as of a date within 90 DAYS before the filing date of the annual report. Please amend to disclosure management's conclusion regarding the effectiveness of disclosure controls and procedures as OF THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT. Refer to Item 307 of Regulation S-B and Part II.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release No. 33-8238).

     RESPONSE:

     The Company has revised the disclosure to clarify that the evaluation was conducted as of the end of the period covered by the report.

6. Please revise the language used in the disclosure about changes in internal control over financial reporting to indicate whether there was any change to internal control over financial reporting that has MATERIALLY AFFECTED, or that is reasonably likely to MATERIALLY AFFECT, internal control over financial reporting. Refer to the language used in amended Item 308(c) of Regulation S-B.

     RESPONSE:

     The Company did not make any changes that would change its internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting. The Company will revise the language in the disclosure in accordance with this comment.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - PAGE F-2

7. We see that your auditors have been located in Florida and in California. We also see that your operations appear to be solely in China. Tell us where your accounting records are located, where the audit fieldwork was performed (including who performed that fieldwork), and whether any fieldwork in Asia was performed by employees of your US based auditors. Also identify the language in which your accounting records are maintained and on what basis of GAAP. If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Describe your company's internal expertise in US GAAP; and, if your underlying accounting records are not maintained

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     according  to US GAAP,  tell us who  converted  those  records  to US GAAP.
     Overall, your response should fully explain how your US based auditors were able to successfully complete the audits of your Chinese operations. Respond separately for each audit firm. We are particularly concerned about fiscal 2003 where your audit fees totaled less than $9,000 while your assets and revenues exceeded $21 million and $31 million, respectively. We may have additional questions after reviewing your response.

     RESPONSE:

     The Company's accounting records are located in China and are maintained in accordance with Chinese GAAP. The Company's current U.S. auditors, Moore Stephens Wurth Frazer and Torbet, LLP (referred to as Moore Stephens) have been performing audits of US listed public companies with their operations located in China for the past six years. Moore Stephens sent an engagement team from the US, consisting of Dean Yamagata, partner, Susan XL Woo, partner and two staff persons, to the Company's offices in China to conduct the audit the Company.

     Language is not an obstacle of the Company's U.S. based auditors since most of the documents written in Chinese were translated into English. Moreover, Ms. Woo and the staff auditors of Moore Stephens working on this engagement are fluent in speaking, reading and writing Chinese as well as English. All of such auditors have received degrees and college education in the U.S.

     The Company's CFO is familiar with International Accounting Standards ("IAS") and, with the assistance from the Company's U.S. Auditors, has the ability to translate all of the financial statements of the Company from IAS to US GAAP.

     The Company's prior auditor, Webb & Company P.A. (Florida) who performed the audits of Starway for the years ended December 31, 2003 and 2002 has been performing audits of companies located in China for four years. Webb & Company used a correspondent firm in China to translate all the required documents into English. Derek M. Webb performed the audits for December 2003 and 2002 in China over a period of two weeks in 2004. Mr. Brian Pybus, the concurring reviewer, joined Mr. Webb at the end of the audit to review the workpapers and tour the facilities. The fees related to the 2003 and 2002 audits the Company incurred by Starway in 2004 and therefore are recorded in the fiscal 2004 financial statements.

     The approximately $9,000 in audit fees for the year ending September 30, 2003 relates to the audit of the public shell Company before its acquisition of 50% of Starway took place in June 2004. Audit fees of the

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     subsidiary's  financial  statements  at  December  31,  2002  and  2003 are included in the audit fees of approximately $150,000 in fiscal year ending 2004.

CONSOLIDATED  STATEMENTS OF INCOME AND OTHER COMPREHENSIVE  INCOME (LOSS) - PAGE
F-5

8. Revise MD&A to specifically identify, describe and quantify factors responsible for the $1.4 million increase in the "operating expenses" caption in fiscal 2004.

     RESPONSE:

     The increase of $1.4 million in the Company's operating expenses in the year ending 2004 resulted from stock issued in accordance with the Company's equity incentive plan to non-employee consultants and certain qualifying employees during the year.

9. The Statement of Shareholders' Equity indicates that you issued more than 12 million shares in the recapitalization. In reverse merger accounting, earnings per share for all periods prior to the merger are normally restated to reflect the number of equivalent shares received by the acquiring company. It is not clear whether weighted average shares have been determined in that manner. Either revise or explain to us why weighted-average shares (for all periods) are not incorrect.

     RESPONSE:

     The Company revised the earnings per share calculation to take into account the 12 million shares issued due to the acquisition of the equity interest in Starway. The restated shares for EPS calculations are as follows:

     9/30/04     11,327,720
     9/30/03     11,153,669
     12/31/03    11,153,669
     12/31/02    11,153,669

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY - PAGE F-6

10. This Statement indicates that you issued over 12 million shares in the reverse merger. We do not see a clear description of the 12 million shares in the notes to financial statements. Note 1 indicates that you issued 6.0 million shares in exchange for a promissory note. We also do not see those shares on this Statement. Expand the notes to financial statements to more clearly and completely describe share transactions consummated in connection with the reverse merger. Also respond supplementally.

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     RESPONSE:

     Please refer to Question 11. Also, please note that note 1 of the financial statements has been revised.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES - PAGE F-8 ORGANIZATION

11. You state that the promissory note was convertible into more that 223 million shares while that note was apparently ultimately converted into only 6.9 million shares. Revise to bridge this gap. Disclose why the note was ultimately converted for 6.9 million shares when the holder was entitled to a substantially greater number.

     RESPONSE:

     During June 2004, Rim Holdings, Inc. acquired 50% of the equity of Starway Management Limited from Eurofaith Holdings, Inc. for a convertible note payable of $120,000,000. At June 30, 2004, the fair value of the convertible note payable was discounted to the fair value of the equity interest acquired of $6,633,440 which is 50% of the net book value of Starway as December 31, 2003.

     The note is convertible immediately at the option of the holder until December 31, 2004 into 11,153,669 shares post-split of 20 to 1 (23,073,380 pre split).

     Per Form 8K filed on August 26, 2004, New Solomon Consultants Limited acquired 6.9 million shares of common stock from Eurofaith Holdings upon conversion of a promissory note held by Eurofaith Holdings, Inc. on August 26, 2004.

12. We presume that the reverse merger was accounted for at cost. Disclose the accounting significance of the disclosure about the fair value of the interest acquired and disclose how that $6.6 million was determined. The disclosure should also bridge the gap between the $120 million note issued as purchase price and the $6.6 million fair value attributed to the interest acquired.

     RESPONSE:

     During June 2004, Rim Holdings, Inc. acquired 50% of the equity of Starway Management Limited for a convertible note payable of $120,000,000. At June 30, 2004, the fair value of the convertible note payable was discounted to the cost of the interest acquired of $6,633,440 which is 50% of the net book value of Starway as December 31, 2003.

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13.  We see that your operations are based in China.  Tell us why you should not make disclosure about restricted net assets. Make clear disclosure about any restrictions on your ability to fund the US holding company or to pay dividends to shareholders. Refer to SAB Topic 6-K.

     RESPONSE:

     According to the prevailing Economic Laws in China, a wholly owned foreign investment enterprise ("WOFIE") can freely and without restriction distribute its unappropriated profits to its shareholders wherever situated after deducting the relevant enterprise income tax, withdrawal to statutory profit surplus and withdrawal to statutory reserve for employee benefit. Shenzhen Dicken Industrial Development Limited ("SDID") is a WOFIE and thus it can declare and pay a dividend to its shareholders legally. Thus, it was not necessary for the Company to make any disclosure about restricted net assets of this subsidiary. All statutory reserves and restricted retained earnings have been reserved under the line item in the equity section "Statutory Reserves" which amounted to $324,583 at September 30, 2004. These reserves have been described in footnote 15 of the audited financial statements at September 30, 2004.

REVENUE AND DEFERRED REVENUE RECOGNITION - PAGE F-12

14. With respect to equipment sales, supplementally describe the nature and extent of post-shipment obligations (installation, training, maintenance, service, etc...) and customer acceptance protocols. Tell us how these obligations and protocols are considered in your revenue policies. Unless not applicable, expand the policy disclosure to describe how these matters are considered in your revenue practices.

     RESPONSE:

     With respect to the equipment sales, the Company has post shipment obligations to provide training, seminars and free maintenance services within 3 years of acquisition to its customers. However, the cost of these post shipment obligations is minimal and not material to the financial statements.

15. To the extent product sales entail post shipment obligations (installation, training, services, etc...), tell us how your methods consider the requirements of EITF 00-21.

     RESPONSE:

     The Company has considered EITF 00-21 to account for the post shipment obligations separately. However the Company's revenues that would be

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     attributed  to post  shipment  obligations  is  immaterial to the financial statements. The Company does not incur a significant amount of time for installation, training and services once the products have been delivered and accepted by the customer. The Company believes that its revenues are reported correctly.

16. Under equipment sales, you disclose that generic criteria for revenue recognition. This disclosure should be specific to your business and underlying revenue generating arrangements. That is, you should disclose how the generic criteria are applied in your specific circumstances. Please expand. Also respond supplementally. That response should describe the terms and conditions of product sales and show us that your application of SAB 104 is appropriate.

     RESPONSE:

     The Company recognizes revenue when all four of the following criteria are met: (1) persuasive evidence has been received that an arrangement exists;
     (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. The Company follows the provisions of SAB No. 104 which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Any amounts received prior to satisfying the Company's revenue recognition criteria is recorded as deferred revenue.

     The Company has two types of contracts for its product sales: energy savings sharing contracts and equipment sales contracts.

     A. ENERGY SAVINGS SHARING

     Under this arrangement, the customers do not need to bear the initial cost of the energy saving equipments. They have to make energy savings sharing contracts with the Company which is entitled to receive a share of the aggregated amount of estimated energy saving within a specified period of the arrangement.

     The Company's revenue arising from sales of energy savings equipments and notes receivable under this arrangement are recognized when:

     1.   the agreement of energy savings sharing is signed by both parties;
     2.   the original estimated cost savings can be ascertained; and
     3. the equipment is installed and tested for an average rate of energy savings.

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     The receipt of each  installment  made by the customer during the period of the contract will be recognized as the repayments of the outstanding notes receivable when the amount of energy savings can be quantified and agreed by both parties. The excess of original estimated savings stated in the contract will be recognized as the interest income by the Company.

     B. OUTRIGHT EQUIPMENT SALES

     Under this arrangement, the Company's customer has to pay the cost of the energy saving equipments and they can keep all benefits of energy saving to them.

     Revenue arising from the sales of the energy saving equipment to customers is recognized when goods are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue represents the sales value of goods to customers after allowances for goods returned, excludes value added tax ("VAT") and is after deduction of any trade discounts.

     In response to your comment, the Company has made changes to Note 1 of the financial statements included in the 10KSB as set forth in this response.

17. Tell us about return policies and practices, including how this matter is considered in your revenue policy. Show us that your accounting is appropriate under FAS 48. Also make appropriate disclosure.

     RESPONSE:

     Under all energy savings contracts, the customer cannot terminate a contract once the contract is signed by both parties and the goods have been tested and delivered and accepted by the customers. There are no product returns permitted. Any default or breach of the terms stated in the contract by the customer can lead to the return of the energy savings equipments to the Company.

18. In a detailed supplemental response describe the terms and conditions of sales under energy savings contracts. Explain and demonstrate, in detail, how you measure and account for those revenues at inception of an arrangement and over its life. Tell us what happens to the equipment at the end of the contract. Identify the literature on which you have based the accounting and explain how you interpreted and applied that literature. You should provide a thorough analysis in support of the revenue policy applied to these transactions. We may have further comment on accounting and disclosure once we better understand the policy and your rationale.

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     RESPONSE:

     The Company recognizes revenue under profit sharing agreements when the amounts are fixed and determinable and collectability is reasonable assured. Amount received by the Company in excess of the original estimated cost savings on the contract is recorded as interest income.

     The Company and its customers determine the estimated cost savings based on the customers current monthly power costs. The contract price is set at a percentage of this savings at the beginning of the contract period. This "%" is converted into a fixed monthly amount. The Company then discounts the revenue over the contract period and recognizes the revenue as it is earned. Ownership of the equipment is passed to the customer upon installation at the customers locations. The Company does semi-annually reprogram the equipment for security purposes (i.e. to make sure they are paid under the agreements, or the software is programmed to stop function after 6 months). This is for the benefit of the Company and does not have anything to do with ongoing maintenance of the equipment. The sales price is the present value of the discounted contract price and the amortization of the present value is considered interest income.

19. As a related matter, tell us why the energy savings arrangements should not be viewed as leases and explain the rationale for your conclusion with reference to GAAP. If lease accounting is applicable, tell us how your methods are faithful to the requirements of lease accounting. Your response should be detailed and specific.

     RESPONSE:

     The agreements are sales agreements. The provisions of FASB 13 do not apply as the products that are being sold is considered inventory and not a depreciable asset. We have also considered the provisions of EITF Issue No. 01-8 and have concluded that the energy savings contracts are not leases. As described in our response to question 18, ownership of the equipment is transferred to the customer upon installation and acceptance. The amount received in excess of the estimated cost savings were recognized as interest income which is similiar to the installment sales method. We have recorded the revenues as sales of inventory in accordance with our revenue recognition policies.

20. Also respect to the energy saving arrangements, tell us how you measure "estimated cost savings." Tell us what happens if estimated savings are not achieved or are disputed. Tell us why it is appropriate in GAAP to report, "excess savings" as interest.

     RESPONSE:

     The estimated cost savings of the energy saving arrangement are determined by averaging the percentage of energy saved over a 10 day period. The average savings is confirmed and agreed upon in the written contract.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2005
Page 13
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     The Company  performs  extensive  research of the  customer's  business and operations to determine the potential energy costs savings with the customers. Historically the Company has always achieved the estimated costs savings and in most cases has exceeded the projected savings..

     The excess of the original estimated savings of a contract is recognized as interest income in order to reflect the time value of such arrangement at a prevailing interest rate.

21. With respect to warranties, provide disclosure under FIN 45 or tell us why such disclosure is not required.

     RESPONSE:

     FIN 45 does not apply to product warranties which the Company offers on the products that it sells. The Company does not offer a guarantee for the potential energy savings that the Company's customers will achieve by using the Company's technology. The Company does not believe that FIN 45 applies to it.

NOTE 9 - RELATED PARTY TRANSACTIONS - PAGE F-19

22. Based on disclosure from pages 29 and 30 (Item 10, Executive Compensation) it appears that your executives have not been paid for their services. Tell us whether the financial statements include regular charges for the services of your executives. If not, tell us why you believe charges for such services are not necessary for fair presentation of your operating results. In general, the financial statements should include all costs of doing business. Refer to SAB Topic 1-B; and revise or advise.

     RESPONSE:

     The Company's executives were recruited in August and September of 2004 and thus they were not entitled to receive such compensation as salary or bonus from the Company yet as of September 30, 2004.

23. You state that certain trade receivables were collected on your behalf by shareholders. Supplementally tell us why shareholders have collected trade receivables on your behalf. Also explain the extent of such transactions and tell us why you believe that such occurrences are not weaknesses in internal control under PCAOB standards. Your auditor's view of this matter should also be presented in this response.

     RESPONSE:

     It is not a common practice for an enterprise to use bank checks to pay for expenses or to settle trade debts in China. Most business transactions are

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2005
Page 14
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     conducted in the form of cash or by wire  transfers  as standard  operating procedures and thus all Chinese companies are required to advance cash to officers, management and even shareholders to conduct business on behalf of the company. The Company has implemented controls to account for cash advances and the expenses or materials that are being paid for. In addition, in a few instances, management and or officers of the Company are required to collect receivables on behalf of the Company due to their relationship with the customer. The Company believes it has sufficient accounting controls over cash to meet the PCAOB standards and conduct business in China. The Company's auditors have discussed this situation with management. The board of directors and the audit committee are also aware of these receivables and the need to have these accounts settled. A large portion of these receivables have been collected by March 31, 2005 and the Company is in the process of reducing the amount of cash advances made to our employees.

NOTE 11 - TAXES PAYABLE - PAGE F-19

24. We see that waived income taxes totaling nearly $4.9 million were credited to the provision for income taxes in 2004. Tell us whether the $4.9 million includes all four categories of accrued income taxes at December 31, 2003. Based on the amounts involved, the provision for income taxes for 2003 and 2002 appears to only include the "enterprise income tax." If so, why was the entire $4.9 million reversed against the provision? In what caption(s) were the other three categories of taxes originally reported? If other than the provision for income taxes, why should those amounts not be reversed against or presented with the relevant captions? Either revise or advise. Regardless, the disclosures should more specifically identify these categories of income taxes relieved and the captions affected.

     RESPONSE:

     In 2002 and 2003, the Company had applied for the tax exemption of high-tech industry under the tax regulations of China but it had not been approved and granted such exemption. Thus, the Company had to make an accrual of the enterprise income tax which amounted to $4.9 million in 2002 and 2003. However, the Company had been approved and granted for such exemption in 2004 and thus the enterprise income tax of $4.9 million payable in 2002 and 2003 can be waived in the income statement of 2004.

25. Please make disclosure about the nature of the bases for the value added tax. Disclose how that tax is accounted for and whether (and how) that tax is impacted by the tax holiday.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2005
Page 15
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     RESPONSE:

     The Value Added Tax (VAT tax) in China is similar to state sales tax charged in the United States on retail goods sold in the U.S. The VAT tax varies depending upon the product or service being sold.

     The Company receives two amounts from the customer: the sales price (the price of the goods), which is recorded as the customer's sales and the VAT received from the customer on behalf of the tax agency, which is recorded in the Company's Tax Payable - VAT Payable - Tax for Sales Items account. The VAT tax is not subject to the tax holiday and the Company is required to charge the customer for this amount.

26.  Expand to make the  quantified  disclosure  about tax required by SAB Topic
     11-C.

     RESPONSE:

     The Company located its factories in a special economic region in China. This economic region allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years. The Company was approved as a wholly owned foreign enterprise in 2004. The Company has income tax exemption for years ending September 30, 2004 and 2005 and 50% income tax reduction for the years ending September 30, 2006, 2007 and 2008.

     The estimated tax savings for the year ending September 30, 2004 amounted $3,167,613 The net effect on earnings per share if the income tax had been applied were to decrease earnings per share from $0.51 to $0.11.

27. Disclose whether the 630,000 shares are vested, and, if not, disclose the vesting provisions.

     RESPONSE:

     The 630,000 shares are fully vested.

FORM 10-QSB/A AS OF DECEMBER 31, 2004

28. Based on your revenues for nine and twelve month periods ended September 31, 2004 and December 31, 2003 it appears that you are not eligible to file under Regulation S-B. Please revise to file on Form 10-Q and to provide any additional disclosure required by Regulation S-X.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2005
Page 16
--------------------------------------------------------------------------------


     RESPONSE:

     Please see response to comment number 1.

29. It appears that you have restated operating results for correction of an error. You should amend to provide the footnote disclosure required by APB
     20. Each restated financial statement column should be labeled "restated." Also, MD&A should present prominent disclosure about the restatement.

     RESPONSE:

     MD&A have been revised and provisions of APB 20 have been applied in the financial statements and the following note has been added:

     Note 18 - restatement

     The Company has restated its financial statements for the period ending December 31, 2004 in order to include information regarding the stock issuance of 470,000 shares in the amount of $5,256,000 to consultants and other service providers that is further discussed in note 15 to the financial statements. The effect of the restatement on the Company's previously released consolidated income statement is a reduction of net income of $772,795 for the three months ended December 31, 2004. The effect on earnings per share is to reduce earnings per share from $0.25 as previously reported to $0.19.

30. With respect to the shares issued for future consulting services, make more specific disclosure about the nature of the services to be received. Also disclose the vesting periods for the shares.

     RESPONSE:

     The consulting services provided to the company are divided into two categories, namely, sales and strategic planning and, technical support and advice.

     For sales and strategic planning, the consultant advises Shenzhen Dicken Industrial Development Limited ("SDID"), a subsidiary of the Company, on matters regarding sales, and marketing and strategic partnering of the energy savings products in China and assists SDID in establishing a distribution network throughout China.

     For technical support and advice, the consultant provides technical support to Shenzhen Dicken Technology Development Limited ("SDTD"), a subsidiary of SDID, with respect to the Company's energy savings products.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2005
Page 17
--------------------------------------------------------------------------------


     The shares are fully vested upon issuance.

     The shares are fully issued when issued.

31. Tell us when you detected this error and why it was not detected until after the initial filing of the Form 10-QSB for the December quarter. Tell us whether and how you altered internal control to mitigate this apparent weakness. It appears that you should also make disclosure about these matters under Item 3.

     RESPONSE:

     This error was detected shortly before the filing of the amendment to the Form 10QSB was made. Upon its detection, the Company acted quickly to amend its Form 10QSB to ensure that such mistake was fully disclosed. The Company and its management have added procedures to ensure additional review of equity issuances and sections of its financial statements to prevent future errors. The Company is proposing additional disclosures under Item 3.

32. Under Item 3, you disclose that disclosure controls and procedures are effective. In light of the restatement, supplementally and in detail explain the basis for that conclusion. Explain why you believe there is no reportable weakness in those controls and procedures. Your disclosure should be altered as necessary and we may have further comment upon review of that response.

     RESPONSE:

     Upon review of the restatement, the Company and its management have added procedures to ensure additional review of equity issuances and sections of its financial statements to prevent future errors. The Company is proposing additional disclosures under Item 3.

33. With respect to the restatement, provide a Form 8-K presenting the disclosures required by Item 4.02 to that Form.

     RESPONSE:

     The Company has filed a Form 8-K.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2005
Page 18
--------------------------------------------------------------------------------


We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. In addition, attached as Exhibit A to this response letter is the statement from the Company as requested by your comment letter. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                         Very truly yours,

                                         Richardson & Patel LLP



                                         /s/ Kevin K. Leung

Enclosures

cc (W/O ENCS.):   Mr. Kam Wah Poon, China Energy Savings Technology, Inc.
                  Mr. Dean Yamagata, Moore Stephens

                                                                       EXHIBIT A

                             COMPANY ACKNOWLEDGEMENT

In connection with responding to the Commission's comment letter dated April 19, 2005, China Energy Savings Technology, Inc. (the "Company") acknowledge that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA ENERGY SAVINGS TECHNOLOGY, INC.



By:  /s/ Sun Li
     --------------------------------
     Sun Li, Chief Executive Officer